

July 10, 2024

Michael Hermansson
Chief Executive Officer
byNordic Acquisition Corp
c/o Pir 29
Einar Hansens Esplanad 29
211 13 Malmö
Sweden

> **Re: byNordic Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 5, 2024**
> **File No. 001-41273**

Dear Michael Hermansson:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Risk Factors, page 2

1.   We note that you are seeking to extend your termination date to August 12, 2025, which is a date that is 42 months from your initial public offering. We also note that you are listed on the Nasdaq Global Market and that Section IM 5101-2(b) of the Nasdaq listing rules requires that a special purpose acquisition company complete a business combination within 36 months of the effectiveness of the initial public offering registration statement. Please revise to disclose that your proposal to extend your termination to August 12, 2025 does not comply with this rule and describe the risks of your non-compliance, including that your shares may be subject to suspension and delisting from Nasdaq. In addition, we note that your disclosures regarding the Founder Share Amendment Proposal state that approving such proposal would reduce the risk that you will be delisted from Nasdaq and that any potential business combination would fail. Please revise your disclosures relating

to the Founder Share Amendment Proposal as appropriate to include a discussion regarding the delisting risk that would arise in connection with the new termination date.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kibum Park at 202-551-6836 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Alexandria E. Kane, Esq.